Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107
Final Term Sheet
5.875% Fixed Rate Notes due 2021

Issuer:	Ford Motor Credit Company LLC

Size:	$1,000,000,000

Maturity:	August 2, 2021

Coupon:	5.875%

Reoffer Yield:	5.875%

Trade Date:	July 27, 2011

Issue Date:	August 1, 2011

Settlement Date:	August 1, 2011 (T+3)

Price to Public:	100.000% of principal amount

Proceeds (Before Expenses) to Issuer:	$991,000,000 (99.100%)

Interest Payment Dates:	Semi-annually on each February 2 and August 2, beginning February 2, 2012

Joint Bookrunners:	Barclays Capital Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Samuel A. Ramirez & Company, Inc. Wells Fargo Securities, LLC

CUSIP/ISIN:	345397VU4 / US345397VU41
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, Goldman, Sachs & Co., toll-free at 1-866-471-2526, HSBC Securities (USA) Inc., toll-free at 1-866-811-8049; or RBS Securities Inc., toll-free at 1-866-884-2071.